Exhibit 4.50

[Translation of Chinese Original]

Equity Transfer Agreement

Transferor: Beijing Shi Xun Hu Lian Technology Co., Ltd. (“Party A”)

 Address: Room 304, Jingmeng High-Tech Building B, Floor No.5 Shangdi East Road, Haidian District, Beijing

Transferee: Beijing Novel-Super Digital TV Technology Co., Ltd.  (“Party B”)

 Address: Room 402, Jingmeng High-Tech Building B, Floor No.5 Shangdi East Road, Haidian District, Beijing

This Agreement is entered into by and between Party A and Party B hereto on February 26, 2010 in Beijing in respect of share transfer of Guangdong Digital Media Technology Research & Development Institute Co., Ltd. (“the Company”)

In consideration of equality and mutual benefit and through friendly consultation, it is agreed by the parties as follow:

Article 1 Consideration, Payment and Closing Date

(1)
Party A agrees to transfer to Party B its 90% equity interest in the Company (the “Shares”) held by Party A for a consideration of RMB 2.7 million, and Party B agrees to pay such condition to acquire the Shares.

(2)	Party B agrees to make the payment in lump sum by cash for acquiring the Shares by March 31, 2010.

(3)	Closing date: February 28, 2010

Article 2 Representations and Warranties

(1)
Party A represents and warrants that its capital contribution for subscribing the Shares was actually made and it has the legal ownership and full disposal right of the Shares. Party A further represents and warrants that the Shares are free from any mortgage, pledges or guarantees, and recourses from any third party. Otherwise, all liabilities arising therefrom shall be solely borne by Party A. Any undisclosed liabilities or obligations borne by the Company that occur prior to closing date or any other contingent legal liabilities that occur during the period of transferring the Shares, shall be borne by Party A in proportion to its then equity ownership in the Company.

(2)
Both parties acknowledge that, despite the ongoing approval and registration procedures for change of shareholders, Party B shall become the de facto shareholder of the Company upon the closing date. Party A shall assist Party B for its participation in decision-making and management of the Company. Party A undertakes that it will not make any decisions with respect to the management of the Company after the date of signing this Agreement unless it notifies Party B and obtains its written consent.

(3)
Party A shall be responsible for preparing balance sheets as of the closing date in accordance with relevant accounting standards and accounting systems by February 28, 2010, and shall ensure the Company's cash balance as of the closing date shall not be less than RMB 3 million, and net assets after deduction of fixed assets and intangible assets shall not be less than RMB 3 million.

(4)	Upon completion of the transfer under this Agreement, all rights enjoyed and obligations borne by Party A in the Company shall be then enjoyed and borne by Party B.

(5)	Party B acknowledges the articles of association of the Company and undertakes that it will perform its obligations and responsibilities in accordance with such articles of association.

Article 3 Sharing of Profits and Losses

Upon approval and registration of the change of shareholders by industry and commerce administration authority, Party B shall become a shareholder of the Company and enjoy profits and bear losses of the Company in proportion to its equity ownership of the Company and the articles of association.

Article 4 Costs and Expenses

The costs and expenses occurred in respect of the transfer of the Shares shall be borne by the respective parties in accordance with the law.

Article 5 Amendment and Termination

In any of the following happens, the parties may amend or terminate this Agreement by written agreement:

(1)	The Agreement can not be performed due to force majeure or unpreventable external factor which is beyond a party’s control and is not due to the fault of that party;

(2)	Any party is no longer capable to actually perform this Agreement;

(3)	It is unnecessary to perform this Agreement due to a material breach by one or both parties which materially and adversely affects the economic interests of the observant party; or

(4)	The parties mutually agree to amend or terminate this Agreement due to change of circumstances.

Article 6 Dispute Resolution

(1)	Any dispute in connection with the validity, performance, breach and termination of this Agreement shall first be resolved through friendly consultation between the parties;

(2)	If such consultation fails, either party may submit for arbitration or appeal to the people’s court.

Article 7 Effectiveness and Date of This Agreement

This Agreement shall come into effect on the date of being signed by the parties.

Article 8 This Agreement is executed in five counterparts, each Party shall keep one original, two copies shall be submitted to the industry and commerce administration authority and one copy shall be held by the Company, all of which have equal legal force.

Party A: Beijing Shi Xun Hu Lian Technology Co., Ltd (Seal)

Authorized Representative: /s/ Wangzhi Chen

Party B: Beijing Novel-Super Digital TV Technology Co., Ltd. (Seal)

Authorized Representative: /s/ Jianhua Zhu

February 26, 2010